

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2006

Mr. Derek Price
Chief Financial Officer
Glencairn Gold Corporation
6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6

> **Re:** **Glencairn Gold Corporation**
> **Form 40-F/A for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **Response Letter Dated September 1, 2006**
> **File No. 1-32412**

Dear Mr. Price:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F/A for the fiscal year ended December 31, 2005

Exhibit 99.2

10. Asset Retirement Obligations, page 12

1. We have read your response to prior comment number seven and note that you intend to expand your disclosure to explain that closure costs previously capitalized for the Limon Mine were fully amortized. We further note that you acquired the Limon Mine in October 2003 and that your estimated asset retirement obligations were determined by an independent professional engineering firm, as indicated by your response to prior comment number two. Please confirm that those closure costs that are now fully amortized were

determined and amortized in accordance with CICA 3110 for Canadian GAAP and SFAS 143 for US GAAP or otherwise advise.

Exhibit 99.3

Management's Discussion and Analysis, page 1

Contractual Obligations, page 8

2. Please expand your disclosure to clarify the reason for the difference between the amount presented in this table for Site reclamation and closure and the asset retirement obligation in your consolidated balance sheets as contemplated by General Instruction B(12) of Form 40-F, which states that the required tabular presentation may be accompanied by footnotes that describe "other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant's specified contractual obligations."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief